news release

ArcelorMittal subsidiary increases by $250m the size of its $750m privately placed mandatory convertible bond

Luxembourg, 28 September 2011 - ArcelorMittal announces the increase by $250m of its $750m privately placed mandatory convertible bond (MCB) issued on 28 December 2009 by one of its wholly-owned Luxembourg subsidiaries. This amendment to the MCB, which is mandatorily convertible into preferred shares of such subsidiary, was executed on 27 September 2011.

The other main features of the MCB remain unchanged.

The bond was placed privately with a Luxembourg affiliate of Credit Agricole Corporate and Investment Bank and is not listed.